Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of MOTA Group, Inc. (formerly Unorth, Inc.) and Subsidiaries on Amendment No.1 to Form S-1 (File No. 333-213982) of our report dated October 5, 2016, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of MOTA Group, Inc. (formerly Unorth, Inc.) and Subsidiaries as of June 30, 2016 and 2015 and for the years ended June 30, 2016 and 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

San Francisco, CA

October 21, 2016